UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: September 17, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated September 17, 2013, entitled “Proposed Listing of the ADRs on the Toronto Stock Exchange.”
99.2	Press release dated September 17, 2013, entitled “CNOOC Signs PSC with Smart Oil.”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

PROPOSED LISTING OF THE ADRS ON THE TORONTO STOCK EXCHANGE

Reference is made to the Company’s announcement dated 23 July 2012 (the “Announcement”) and circular dated 20 December 2012 (the “Circular”) in relation to the acquisition of Nexen, which was completed on 26 February 2013, Hong Kong time. It was disclosed in the Announcement and Circular that the Company intended to pursue an additional listing on the Toronto Stock Exchange (the “TSX”), subject to regulatory approvals. Capitalized terms have the same meanings as those defined in the Circular unless the context requires otherwise.

The Board is pleased to announce that on 16 September 2013, Canada local time, the TSX indicated in writing that the Company’s application to list the American depositary receipts of the Company (the “ADRs”) on the TSX had been granted. The ADRs are scheduled to commence trading on the TSX at the opening of the market on 18 September 2013, Canada local time (the “Listing Date”), under the ticker symbol “CNU”. The Company will make an announcement in compliance with the Listing Rules if there is any material change to the Listing Date.

The proposed listing of the ADRs on the TSX does not involve a new issuance of Shares and will not generate additional funds for the Company.

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 17 September 2013

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

Exhibit 99.2

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Signs PSC with Smart Oil

(Hong Kong, September 17, 2013) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883) announced today that its parent company, China National Offshore Oil Corporation (CNOOC) has signed production sharing contract (PSC) with Smart Oil Investment Ltd. (Smart Oil) for Block 05/31 in Bohai.

Block 05/31 is located in the junction of Qikou Sag and Nanpu Sag of the West of Bohai. It covers a total area of 270 square kilometers with water depth ranging from 5 to 15 meters.

According to the terms of the PSC, Smart Oil will conduct 3D seismic data survey and drill exploration wells in the block during the exploration period, in which all expenditures incurred will be borne by Smart Oil. CNOOC has the right to participate in up to 51% working interest in any commercial discoveries in the block.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com